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                                                                    Exhibit 20.1

       CONTACT:  Thomas T. Hendrickson        Investor Relations:
                 Executive Vice President     Naomi Rosenfeld/Carolyn Capaccio
                 Chief Financial Officer      Michele Loguidice
                 Gart Sports Company          Press: Stacy Berns/Stacy Roth
                 303/863-2204                 Morgan-Walke Associates
                                              212/850-5600

FOR IMMEDIATE RELEASE
---------------------

                Gart Sports Announces Stock Repurchase Program

DENVER, Co, October 6, 1999 -- Gart Sports, Inc (Nasdaq: GRTS) announced today that its Board of Directors has authorized a discretionary program to purchase up to $3,000,000 dollars of its Common Stock. Subject to price and market conditions, these purchases will be made from time to time in the open market or in privately negotiated transactions using the Company's currently available cash financing.

Doug Morton, Chairman of the Board, President and Chief Executive Officer, commented, ``In view of the market's current valuation of Gart Sports' equity, we have instituted this opportunistic share repurchase program which we believe is in the best interest of our shareholders. Quarter to date, we are experiencing solid comparable store sales gains and gross margin improvement from continued operating efficiencies. The company expects to report significantly improved earnings for Q3 99, but will still have a loss on a per share basis. We continue to remain confident in Gart Sports' long-term growth strategy and are pleased with the continuing improved trends in our business.''

The Company's common stock is listed on the Nasdaq Exchange under the ticker symbol GRTS. As of July 31, 1999, the Company had 7,659,312 shares outstanding. The Company's net book value as of July 31, 1999 was $8.53 per share.

Gart Sports is the second largest full-line sporting goods retailer in the U.S. and the leading full-line sporting goods retailer West of the Mississippi River, with 1998 revenues of approximately $658 million. The Company offers a comprehensive high-quality assortment of brand name sporting apparel and equipment at competitive prices, and operates 128 stores in 16 states under the Gart Sports and Sportmart names.

Except for historical information contained herein, the statements in this release are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause actual results, operations and business of Gart Sports to differ materially from forecasted results, operations or business. Those risks include, among other things, the competitive environment in the sporting goods industry in general and in Gart Sports' specific market areas, inflation, changes in costs of goods and services and economic conditions in general and in specific market areas. Certain of these and other risks are more fully described in the Company's filings with the Securities and Exchange Commission.